Mail Stop 3233

                                                             August 10, 2018

Via E-mail
Chip Cummings
Senior Managing Partner
Red Oak Capital Fund II, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, Michigan 49546

       Re:     Red Oak Capital Fund II, LLC
               Amendment No. 1 to
               Offering Statement on Form 1-A
               Filed August 1, 2018
               File No. 024-10847

Dear Mr. Cummings:

       We have reviewed your amended offering statement and have the following comments.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2018 letter.

Part II   Offering Circular

General

1. We note your response to comment 3 and the revised disclosure that indicates that closings will be held on the 20th of each month. Please revise to provide additional information regarding these closings. For example, please clarify what rights a subscriber will have between the time of submitting a subscription agreement and the next closing, including whether a subscriber will have the right to the return of their funds before the next closing. Please also clarify if you intend to accept subscriptions from investors on the date of a closing and if so, if subscriptions that are received on the date
 Chip Cummings
Red Oak Capital Fund II, LLC
August 10, 2018
Page 2

       of closing will be closed upon on that date or the next monthly closing. Finally, please clarify if each closing is only expected to last for a single day.

Basis of presentation, page F-6

2. We note that your response does not fully address comment 6. Please tell us how you meet the assessment described in paragraphs 946-10-15-6a.1 as it relates to whether you will provide the investors with investment management services. Also, provide us your analysis of paragraphs 946-10-15-6a.2 and 946-10-15-6b.

       You may contact Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 or
Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff
Attorney, at (202) 551-7150 or me at (202) 551-3391 with any other questions.


                                                            Sincerely,

                                                            /s/ Erin E. Martin

                                                            Erin E. Martin
                                                            Legal Branch Chief
                                                            Office of Real
Estate and
                                                            Commodities

cc:    Trevor D. Wind
       Kaplan Voekler Cunningham & Frank PLC